SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2

to

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

STARTECH ENVIRONMENTAL CORPORATION
(Name of Subject Company)

STARTECH ENVIRONMENTAL CORPORATION
(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

855906103
(CUSIP Number of Class of Securities)

Joseph F. Longo
STARTECH ENVIRONMENTAL CORPORATION
88 DANBURY ROAD, SUITE 2A
WILTON, CT 06897
(203) 762-2499
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:
Scott S. Rosenblum, Esq. Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Startech Environmental Corporation, a Delaware corporation, with the SEC on July 17, 2009, relating to the tender offer by FLH Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company and an indirect subsidiary of LRL Investments Ltd., a company organized under the laws of the Cayman Islands, pursuant to which Purchaser has offered to purchase all outstanding shares of the Company’s common stock, no par value per share, for $0.65 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2009, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, originally filed with the SEC on July 6, 2009 by the Offerors.  Capitalized terms used but not defined herein are defined in the Statement.

Item 9.               Materials to Be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.            Document

(a)(3)                      Press Release issued by the Company on July 22, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

          STARTECH ENVIRONMENTAL CORPORATION

          By: /s/ Joseph F. Longo
          Joseph F. Longo
          President and Chief Executive Officer

Date: July 22, 2009

STARTECH ENVIRONMENTAL BOARD REAFFIRMS RECOMMENDATION THAT
STOCKHOLDERS NOT TENDER THEIR SHARES AT THIS TIME

Wilton, Connecticut, July 22, 2009 -- Startech Environmental Corp. (OTC BB: STHK), a fully reporting, Award-winning Environment and Energy Company, today announced that the Board of Directors of Startech has unanimously reaffirmed its recommendation that Startech stockholders reject the offer of Friendly LRL Holdings, LLC and not tender their shares pursuant to the offer at this time.

The Board of Directors has carefully considered the recently announced amendments to the Friendly LRL offer and continues to believe that the Offer is inadequate and not in the best interests of the Company or its stockholders at this time.  Notwithstanding the amendments, the Offer would deprive all stockholders of a continuing interest in the Company and its growth potential.  The Company continues to be in discussions with potential investors for sale of a controlling or non-controlling interest in the Company that would provide needed equity capital and that would allow existing stockholders to participate in the Company’s future growth and anticipated profitability.  These discussions may extend beyond the current expiration date of the offer.

The Company reaffirms its commitment to keep stockholders informed of the results of discussions with potential investors, including Friendly LRL if the Board believes that the Company could thereby obtain a better result for stockholders.  Should the recommendation of the Board change during the pendency of the offer, the revised recommendation will be promptly conveyed to stockholders.

At this time, however, the Board unanimously recommends that stockholders do not tender their shares.

 For questions regarding the offer or for assistance in withdrawing previously tendered shares, contact Startech’s information agent, Okapi Partners, at the address, phone number and email address below:

Okapi Partners
780 Third Avenue
30th Floor
New York, NY 10017
Toll-Free for Shareholders: (877) 259-6290
Banks and Brokers Call Collect: (212) 297-0720
Email: info@okapipartners.com

About Startech -- The Environment and Energy Company

Startech is an internationally recognized, Award-winning, Environment and Energy Industry Company producing and selling its innovative, proprietary plasma processing equipment known as the Plasma Converter System(TM).

The Plasma Converter System safely and economically destroys wastes, no matter how hazardous or lethal, and turns most into useful and valuable products. In doing so, the System protects the environment and helps to improve Public Health and Safety. The System achieves closed-loop elemental recycling to safely and irreversibly destroy urban waste, organics and inorganics, solids, liquids and gases, hazardous and non-hazardous waste, industrial by-products and also items such as electronics-waste (e-waste), medical waste, chemical industry waste and other specialty wastes, while converting many of them into useful commodity products that can include silicates, metals and a synthesis-gas called Plasma Converted Gas (PCG)(TM).  Among the many commercial uses for PCG, is its use to produce "Carbonless Electric Power" from Startech Hydrogen, Gas-To-Liquid (GTL) fuels such as ethanol, synthetic diesel fuel and other higher alcohol "alternative" fuels. Startech Hydrogen, for commercial use and sale, can also be recovered from the PCG.  The Startech Plasma Converter is essentially a manufacturing system producing valuable commodity products from feedstock-materials that were previously regarded as wastes.  Startech regards all wastes, hazardous and non-hazardous, as valuable renewable resources and as feedstocks.

For further information, please visit http://www.startech.net or contact Steve Landa at (888) 807-9443 or (203) 762-2499 Ext. 148 or sales@startech.net.

Safe Harbor for Forward-Looking Statements

This news release contains forward-looking statements, including statements regarding the Company's plans and expectations regarding the development and commercialization of its Plasma Converter(TM) technology. All forward-looking statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause such a difference include, without limitation, failure of the customer to obtain appropriate financing for the project, general risks associated with product development, manufacturing, rapid technological change and competition as well as other risks set forth in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

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